 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Stromquist, Gary D. (Last) (First) (Middle) One Lexmark Centre Drive 740 West New Circle Road (Street) Lexington, KY 40550 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol Lexmark International, Inc. LXK
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other
          Vice President and Corporate Controller
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year January 23, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common Stock	01/23/2003		M |	2,000.0000 | A | $12.6875		D
Class A Common Stock	01/23/2003		M |	2,000.0000 | A | $20.3438		D
Class A Common Stock	01/23/2003		F |	1,146.0000 | D | $57.6900		D
Class A Common Stock	01/23/2003		F |	1,087.0000 | D | $60.6100	8,456.0000 (1)	D
Class A Common Stock	01/23/2003		M |	2,000.0000 | A | $20.3438		I	By Spouse
Class A Common Stock	01/23/2003		M |	2,000.0000 | A | $12.6875		I	By Spouse
Class A Common Stock	01/23/2003		F |	1,146.0000 | D | $57.6900		I	By Spouse
Class A Common Stock	01/23/2003		F |	1,088.0000 | D | $60.6100	1,766.0000	I	By Spouse
Class A Common Stock					580.0000	I	By 401(k)
Class A Common Stock					1,138.0000	I	By Employee Stock Purchase Plan
Class A Common Stock					576.0000	I	By Spouse's 401(k) Plan
Class A Common Stock					1,094.0000	I	By Spouse's Employee Stock Purchase Plan
Class A Common Stock					672.0000 (2)	I	By Trust

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Stromquist, Gary D. - January 23, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Employee Stock Option (3)	$12.6875 (4)	01/23/2003		M |	(D) 2,000.0000 (4)	02/13/1998 | 02/13/2007	Class A Common Stock - 2,000.0000 (4)		0.0000	D
Employee Stock Option (3)	$57.6900	01/23/2003		A |	(A) 440.0000	07/23/2003 | 02/13/2007	Class A Common Stock - 440.0000		440.0000	D
Employee Stock Option (3)	$20.3438 (4)	01/23/2003		M |	(D) 2,000.0000 (4)	02/12/1999 | 02/12/2008	Class A Common Stock - 2,000.0000 (4)		2,000.0000	D
Employee Stock Option (3)	$57.6900	01/23/2003		A |	(A) 706.0000	07/23/2003 | 02/12/2008	Class A Common Stock - 706.0000		706.0000	D
Employee Stock Option (3)	$12.6875 (4)	01/23/2003		M |	(D) 2,000.0000 (4)	02/13/1998 | 02/13/2007	Class A Common Stock - 2,000.0000 (4)		0.0000	I	By Spouse
Employee Stock Option (3)	$57.6900	01/23/2003		A |	(A) 440.0000	07/23/2003 | 02/13/2007	Class A Common Stock - 440.0000		440.0000	I	By Spouse
Employee Stock Option (3)	$20.3438 (4)	01/23/2003		M |	(D) 2,000.0000 (4)	02/12/1999 | 02/12/2008	Class A Common Stock - 2,000.0000 (4)		2,000.0000	I	By Spouse
Employee Stock Option (3)	$57.6900	01/23/2003		A |	(A) 706.0000	07/23/2003 | 02/12/2008	Class A Common Stock - 706.0000		706.0000	I	By Spouse

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: /s/ Joseph M. Kamer, Attorney-in-Fact 01-27-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Stromquist, Gary D. - January 23, 2003
Form 4 (continued)
FOOTNOTE Descriptions for Lexmark International, Inc. LXK

Form 4 - January 2003

Gary D. Stromquist
One Lexmark Centre Drive
740 West New Circle Road
Lexington, KY 40550
Explanation of responses:

(1)   462 of these securities are restricted stock units that vest on February 21, 2003.
(2)   Held by three individual trusts, of which an immediate family member of the Reporting Person is the Trustee and the beneficiaries of which are children residing in the same household as the Reporting Person. The Reporting Person disclaims beneficial ownership of these securities and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(3)   Right to Buy with Tandem Tax Withholding Right
(4)   The shares covered and exercise price of this option previously reported have been adjusted to reflect a 2-for-1 stock split of the Class A Common Stock on June 10, 1999.

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